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                                                                    EXHIBIT 4.2

                                    EXHIBIT A


         The 1993 Stock Plan (the "Plan") is amended effective as of April 23, 1996, as follows:

         First: Section 3 of the Plan is amended to read in its entirety as follows:

         Stock Subject to the Plan. Subject to the provisions of Section 11 of the Plan, the maximum aggregate number of Shares which may be optioned and sold under the Plan is 2,079,621 Shares.(1) The Shares may be authorized, but unissued, or reacquired Common Stock, or both.

         If an Option should expire or become unexercisable for any reason without having been exercised in full, the unpurchased Shares which were subject thereto shall, unless the Plan shall have been terminated, become available for future grant under the Plan. However, should the Company reacquire Shares which were issued pursuant to the exercise of an Option, such Shares shall not become available for future grant under the Plan.

         Second: Section 9(b) of the Plan is amended to read in its entirety as follows:

         Termination of Employment. This entire paragraph being subject to the terms of an individual Optionee's employment agreement with the Company and to the terms of option agreements with respect to Options granted before April 23, 1996, upon termination of an Optionee's Continuous Status as an Employee or Consultant, the Optionee may exercise his or her Option within sixty (60) days from the date of termination. If, on the date of termination, the Optionee is not entitled to exercise his or her entire Option, the Shares covered by the unexercisable portion of the Option shall revert to the Plan. If, after termination, the Optionee does not exercise his or her Option within such sixty
(60) day period, the Option shall terminate, and the shares covered by such Option shall revert to the Plan.


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         (1)   Includes an increase of 490,000 Shares on April 23, 1996.